Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave and Mitel Collaborate to Advance Development of 5G Networking

Ottawa, Canada, March 29, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) and Mitel (TSX: MNW; NASDAQ: MITL) today announced a joint initiative focused on advancing the development of 5G networking.

Under the umbrella of Mitel’s newly-formed 5G Cloud Connectivity initiative announced in February, Mitel, a world-leader in network function virtualization (NFV) mobile solutions, will contribute software and mobile network expertise to the project. DragonWave will contribute all outdoor networking expertise combined with small cell-focused and high-capacity, spectrally-efficient packet wireless backhaul solutions.

“Enabling increased coverage in both dense urban and rural environments while supporting the thrust for virtualization drives the need for new relationships,” said Peter Allen, President and CEO, DragonWave. “We are pleased to work closely with Mitel who has both scale and a common customer base. We share a focus to bring innovative solutions to the 5G mobile market.”

“5G opens the door to a fundamental new way to architect mobile networks, including increased integration between access and backhaul components and smaller cell sizes, where an integrated solution becomes more critical,” said Pardeep Kohli, President of 5G Cloud Connectivity, Mitel. “This collaboration enables an integrated 5G solution set that will be easier to deploy, optimize and maintain.”

The relationship will initially focus on technology and research in support of compatible 5G solutions, with the option to evolve commercially as the 5G market matures and business opportunities develop.

About Mitel

A global market leader in enterprise and mobile communications powering more than 2 billion business connections and 2 billion mobile subscribers every day.  Mitel (Nasdaq: MITL) (TSX:MNW) helps businesses and mobile carriers connect, collaborate and provide innovative services to their customers. Our innovation and communications experts serve more than 60 million business users in more than 100 countries, and 130 mobile service providers including 15 of the top 20 mobile carriers in the world. That makes us unique, and the only company able to provide a bridge between enterprise and mobile customers. For more information, go to www.mitel.com and follow us on Twitter @Mitel.

Mitel is the registered trademark of Mitel Networks Corporation.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Contacts:

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext. 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024	Investor Contact: Peter Allen President & CEO DragonWave Inc. Investor@dragonwaveinc.com Tel: 613-599-9991 ext. 2222

Mitel Media — Americas Camille Beasley 469-212-0433 camille.beasley@mitel.com	Mitel Media — EMEA/AP Duncan Miller +44 (0) 1291 612 646 duncan.miller@mitel.com	Mitel Investors Michael McCarthy 469-574-8134 michael.mccarthy@mitel.com